Prospectus Supplement No. 3                    Filed Pursuant to Rule 424(b)(3)
to Prospectus dated August 11, 2003.      Registration Statement No. 333-103027



                          ABRAXAS PETROLEUM CORPORATION

                    11 1/2% Secured Notes due 2007, Series A

                    6,592,699 Shares of Abraxas Common Stock

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     We are supplementing the Prospectus dated August 11, 2003, the Prospectus Supplement No. 1 dated August 15, 2003 and the Prospectus Supplement No. 2 dated November 20, 2003, to add certain information contained in our Current Report on Form 8-K dated February 26, 2004. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated August 11, 2003, Prospectus Supplement No. 1 and Prospectus Supplement No. 2, with respect to the securities described above, including any amendments or supplements thereto.

     This prospectus supplement, together with the prospectuses listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above referenced securities. This prospectus supplement should be read in conjunction with the prospectus dated August 11, 2003, Prospectus Supplement No. 1 dated August 15, 2003 and Prospectus Supplement No. 2 dated November 20, 2003 that are to be delivered with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement shall have the meanings given them in the prospectus dated August 11, 2003.

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     You should carefully consider the risk factors beginning on page 12 of the prospectus dated August 11, 2003, before making an investment in the notes or common stock.

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     Neither the SEC nor any state securities commission has approved or disapproved of the notes or the Abraxas common stock or determined if this prospectus supplement or the prospectus dated August 11, 2003 is accurate or complete. Any representation to the contrary is a criminal offense.



                                February 27, 2004

     On February 23, 2004, Abraxas entered into an amendment to its existing senior credit agreement providing for two revolving credit facilities and a new non-revolving credit facility as described below. Subject to earlier termination on the occurrence of events of default or other events, the stated maturity date for these credit facilities is February 1, 2007. In the event of an early termination, we will be required to pay a prepayment premium, except in the limited circumstances described in the amended senior credit agreement.

     First Revolving Credit Facility. Lenders under the amended senior credit agreement have provided a revolving credit facility to Abraxas with a maximum borrowing base of up to $20 million. Our current borrowing base under this revolving credit facility is the full $20.0 million, subject to adjustments based on periodic calculations and mandatory prepayments under the senior credit agreement. We have borrowed $6.6 million under this revolving credit facility, which was used to refinance principal and interest on advances under our preexisting revolving credit facility under the senior credit agreement, and to pay certain fees and expenses relating to the transaction. Outstanding amounts under this revolving credit facility bear interest at the prime rate announced by Wells Fargo Bank, N.A. plus 1.125%.

     Second Revolving Credit Facility. Lenders under the amended senior credit agreement have provided a second revolving credit facility to Abraxas, with a maximum borrowing of up to $30 million. This revolving credit facility is not subject to a borrowing base. We have borrowed $30.0 million under this revolving credit facility, which was used to refinance principal and interest on advances under our preexisting revolving credit facility, and to pay certain transaction fees and expenses. Outstanding amounts under this revolving credit facility bear interest at the prime rate announced by Wells Fargo Bank, N.A. plus 3.00%.

     Non-Revolving Credit Facility. Abraxas has borrowed $15.0 million pursuant to a non-revolving credit facility, which was used to repay the preexisting term loan under our senior credit agreement, to refinance principal and interest on advances under the preexisting revolving credit facility, and to pay certain transaction fees and expenses. This non-revolving credit facility is not subject to a borrowing base. Outstanding amounts under this credit facility bear interest at the prime rate announced by Wells Fargo Bank, N.A. plus 8.00%.

     Covenants. Under the amended senior credit agreement, Abraxas is subject to customary covenants and reporting requirements. Certain financial covenants require Abraxas to maintain minimum ratios of consolidated EBITDA (as defined in the amended senior credit agreement) to adjusted fixed charges (which includes certain capital expenditures), minimum ratios of consolidated EBITDA to cash interest expense, a minimum level of unrestricted cash and revolving credit availability, minimum hydrocarbon production volumes and minimum proved developed hydrocarbon reserves. In addition, if on the day before the end of each fiscal quarter the aggregate amount of our cash and cash equivalents exceeds $2.0 million, we are required to repay the loans under the amended senior credit agreement in an amount equal to such excess. The amended senior credit agreement also requires us to enter into hedging agreements on not less than 40% or more than 75% of our projected oil and gas production. We are also required to establish deposit accounts at financial institutions acceptable to the lenders and we are required to direct our customers to make all payments into these accounts. The amounts in these accounts will be transferred to the lenders upon the occurrence and during the continuance of an event of default under the amended senior credit agreement.

     In addition to the foregoing and other customary covenants, the amended senior credit agreement contains a number of covenants that, among other things, restrict our ability to:

          o  incur additional indebtedness;

          o  create or permit to be created liens on any of our properties;

          o  enter into change of control transactions;

          o  dispose of our assets;

          o  change our name or the nature of our business;

          o  make guarantees with respect to the obligations of third parties;

          o  enter into forward sales contracts;

          o make payments in connection with distributions, dividends or redemptions relating to our outstanding securities, or

          o  make investments or incur liabilities.

     Security. The obligations of Abraxas under the amended senior credit agreement continue to be secured by a first lien security interest in substantially all of Abraxas' assets, including all crude oil and natural gas properties.

     Guarantees. The obligations of Abraxas under the amended senior credit agreement continue to be guaranteed by Abraxas' subsidiaries, Sandia Oil & Gas, Sandia Operating, Wamsutter, New Grey Wolf, Western Associated Energy and Eastside Coal. The guarantees under the amended senior credit agreement continue to be secured by a first lien security interest in substantially all of the guarantors' assets, including all crude oil and natural gas properties.

     Events of Default. The amended senior credit agreement contains customary events of default, including nonpayment of principal or interest, violations of covenants, inaccuracy of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, material judgments and liabilities, change of control and any material adverse change in our financial condition.